NO ACT

DC
PE
12-20-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08040658

Received SEC
FEB 19 2008
Washington, DC 20549

February 19, 2008

Christa A. D'Alimonte
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022-6069

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/19/2008

Re: Merrill Lynch & Co., Inc.
Incoming letter dated December 20, 2007

Dear Ms. D'Alimonte:

This is in response to your letter dated December 20, 2007 concerning the shareholder proposal submitted to Merrill Lynch by the Sisters of Charity of Saint Elizabeth. We also have received a letter on the proponent's behalf dated February 17, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
FEB 28 2008
THOMSON
FINANCIAL

Enclosures

cc: Paul M. Neuhauser
Attorney at Law
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

cdalimonte@shearman.com
(212) 848-7257

December 20, 2007

RECEIVED
DEC 21 2007
OFFICE OF THE SECRETARY

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington D.C. 20549

Securities Exchange Act of 1934 – Rule 14a-8
Shareholder Proposal Submitted by the Sisters of Charity of Saint Elizabeth

Ladies and Gentlemen:

On behalf of Merrill Lynch & Co., Inc., a Delaware corporation ("Merrill Lynch" or the "Company"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are filing this letter with respect to the shareholder proposal and supporting statement (together, the "Proposal") attached as Exhibit 1 hereto that Merrill Lynch received from the Sisters of Charity of Saint Elizabeth ("SCSE") for inclusion by Merrill Lynch in the proxy materials (the "2008 Proxy Materials") the Company intends to distribute in connection with its 2008 annual meeting of shareholders (the "2008 Annual Meeting").[1] The Proposal was sent to Merrill Lynch under cover of a letter dated November 9, 2007 which is also attached as part of Exhibit 1 hereto.

[1] The Proposal states the intention of SCSE to "co-sponsor" an identical proposal received by the Company in a letter dated November 7, 2007 from the Missionary Oblates of Mary Immaculate ("MOMI"). We are submitting to the Securities and Exchange Commission on the date hereof a no-action letter with respect to Merrill Lynch's intention to omit the MOMI proposal from the 2008 Proxy Materials for the reasons set forth herein.

The Proposal

The Proposal requests that Merrill Lynch "disclose on its website (omitting proprietary information and at a reasonable cost) quarterly, collateral and other credit risk management policy for off balance sheet liabilities and exposure in the following areas:

- Structured Investment Vehicles;
- Structured securities
- Conduits;"

Merrill Lynch intends to omit the Proposal from the 2008 Proxy Materials pursuant to the following provisions of Rule 14a-8 promulgated under the Exchange Act:

- Rule 14a-8(i)(7), because the Proposal relates to Merrill Lynch's ordinary business operations;
- Rule 14a-8(i)(10), because the Proposal has already been substantially implemented by Merrill Lynch; and
- Rule 14a-8(i)(3), because the vague and indefinite nature of the Proposal, including the supporting statement, is contrary to Rule 14a-9 which prohibits materially false or misleading statements in proxy soliciting materials.

We respectfully request the concurrence of the Staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action if Merrill Lynch omits the Proposal from the 2008 Proxy Materials.

The reasons that the Proposal may be properly omitted from the 2008 Proxy Materials are discussed below. The factual information regarding Merrill Lynch and its business in such discussion has been provided to us by Merrill Lynch.

The Proposal Relates to the Ordinary Business Operations of Merrill Lynch

Rule 14a-8(i)(7) provides that a company may omit a shareholder proposal from its proxy materials "if the proposal deals with a matter relating to the company's ordinary business operations."

The Commission has provided specific guidance on the policy rationale for the ordinary business exclusion in Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release").

In the 1998 Release, the Commission observed that the general underlying policy of the ordinary business exclusion is consistent with the policy of most state corporate laws: "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Id. The Commission then went on to identify the two central considerations on which this underlying policy rests:

> "The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight . . . .
>
> "The second consideration relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time frames or methods for implementing complex policies." Id.

The Proposal clearly falls within the ordinary business exclusion based upon the application of the general underlying policy, including the two central considerations on which it rests. Merrill Lynch, through its subsidiaries, provides broker-dealer, investment banking, financing, wealth management, advisory, asset management, insurance, lending and related products and services on a global basis. As a broad-based financial services institution, Merrill Lynch assumes and manages business risk, and develops and implements risk management policies, in a variety of areas in the course of its ordinary, day-to-day business operations. The determination of appropriate risk management policies for Merrill Lynch's varied operations is a fundamental element of management's responsibility (together with, and under the supervision of, the Company's board of directors) for the day-to-day operation of the Company's businesses. By requiring disclosure of a specific type of risk management policy (ie., collateral and other credit risk) for a specific type of liability (ie., off-balance sheet liabilities) and exposure with respect to three specific structured financial products (ie., "structured investment vehicles", "structured securities" and "conduits"), the Proposal seeks to micro-manage a part of the Company's overall business. It is impracticable to expect that the discharge by management of these responsibilities could be, or should be, subject to direct oversight by shareholders. It is, by necessity, the responsibility of the Company's management and board of directors to determine the appropriate balance between, on the one hand, providing shareholders with sufficient information to evaluate the Company and, on the other hand, maintaining the confidentiality of detailed risk management strategies and investment holdings to prevent the Company from being placed at a competitive disadvantage to other market participants. As with other complex undertakings in the management of the Company's daily operations, the shareholders are not in a position to be, and should not be expected to be, directly involved in the discharge of those responsibilities. as we discuss in detail below, Merrill Lynch already provides, in the ordinary course of its business, detailed information about both its risk management policy and its risk exposure in connection with structured products in its quarterly and annual reports filed with the Commission pursuant to the Exchange Act.

The Commission has in the past provided guidance on the application of the exclusion for matters relating to the conduct of a company's ordinary business operations, including where the proposal in question calls for disclosure beyond that required in a company's periodic reports required to be filed with the Commission pursuant to the Exchange Act. The Commission has taken the view that where a proposal requests additional disclosure, either in Commission-prescribed documents or in separate reports, the subject matter of which involves a matter of ordinary business, it may be excluded under Rule 14a-8(i)(7). See Exchange Act Release No. 34-20091 (August 16, 1983) (stating that where a proposal requests a report on a specific aspect of a company's business or requests the formation of a special committee, "the Staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7) [the predecessor to Rule 14a-8(i)(7)]"); Johnson Controls, Inc. (available October 26, 1999) (stating that a proposal requesting the disclosure of additional financial information (specifically, "goodwill-net" and "true value of shareholders' equity") may be excluded under Rule 14a-8(i)(7), and stating further that, as a general matter, where a proposal requests additional disclosure in Commission-prescribed documents, the subject matter of which involves a matter of ordinary business, it may be excluded under Rule 14a-8(i)(7)); Santa Fe Southern Pacific Corp (available January 30, 1986) (proposal requiring that stockholders be provided with cost basis financial statements of the company and each of its principal subsidiaries may be omitted "since it appears to deal with a matter relating to the conduct of the Company's ordinary business operations (i.e., the determination to make financial disclosure not required by law).").

The Staff has applied the ordinary business exclusion in several no-action letters involving proposals calling for additional disclosure with respect to a company's evaluation and management of risk and related business practices. See The Chubb Corporation (available February 26, 2007) (stating that a proposal requesting the board of directors to provide a report describing the company's position relating to climate change and addressing the effects climate change may have on the company and the steps the company is taking in response to climate change concerns could be excluded under Rule 14a-8(i)(7), "as relating to Chubb's ordinary business operations (i.e., evaluation of risk)"; J.P. Morgan Chase & Co. (available February 28, 2001) (stating that a proposal requesting that the annual financial report section on "risk management" include a discussion of the effect of inflation/deflation on the company's business may be excluded "as relating to its ordinary business operations (i.e., evaluation of risk in reports to shareholders)."); Dow Chemical Co. (available February 13, 2004) (stating that a proposal requesting that the board of directors publish a report discussing certain toxic substances related to the company's products may be excluded "as relating to its ordinary business operations (i.e., evaluation of risks and liabilities)"; Conseco, Inc. (available April 18, 2000) (stating that a proposal regarding the "development and enforcement of policies" with respect to the "risks of subprime lending" may be excluded as relating to a company's ordinary business operations (i.e., "the presentation of financial statements in reports to shareholders"). In each of these examples, the Staff endorsed the view that a company's policies and procedures for managing risks arising in its ordinary day-to-day business is within the ordinary business operations exception and that proposals seeking additional disclosure of these matters are, therefore, appropriately excluded under Rule 14a-8(i)(7).

Moreover, in Westinghouse Electric Corporation (available December 14, 1992), the stockholder proposal requested that the company issue to shareholders a report on the business practices and operations of the Westinghouse Credit Corporation ("Westinghouse Credit"), an operating affiliate of Westinghouse Electric Corporation. The proposed report was to include (i) Westinghouse Credit's credit risk standards for determining whether or not to extend credit to a potential client, (ii) its methods for determining such credit risk standards and (iii) its methods for determining the required amount and type of collateral, if any, necessary to secure an extension of credit to a potential client. The Staff concluded that the proposal could be excluded as it dealt "with a matter relating to the conduct of the ordinary business operations of the Company (i.e., business practices and operations)." As in the Westinghouse Electric Corporation stockholder proposal, the disclosure sought by the Proposal relates to policies and procedures for managing risks arising in ordinary day-to-day business operations; therefore, it would be appropriate to exclude the Proposal under Rule 14a-8(i)(7).

Further, the Proposal does not come within the "significant policy issue" exception to the ordinary business exclusion which the Commission has applied in specific instances not applicable here. In Exchange Act Release No. 34-12999 (November 22, 1976) (the "1976 Release"), the Commission spoke of proposals having "significant policy, economic or other implications inherent in them" which would be considered "beyond the realm of an issuer's ordinary business operations" (giving as an example a proposal that a utility not construct a proposed nuclear power plant, in light of the magnitude of the economic and safety considerations attendant thereto). In the 1998 Release, the Commission further addressed this exception for "certain proposals that raise significant social policy issues" and provided another example of proposals fitting within this exception:

> ". . . proposals . . . focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable,

because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Id.

In Staff Legal Bulletin No. 14C (CF), released June 28, 2005 (the "2005 Release"), the Commission discussed the application of the significant policy issue exception in the context of environmental risks and stated:

> "In determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole. To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under Rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under Rule 14a-8(i)(7)."

The Proposal, though addressing different types of risk than those discussed in the 2005 Release, focuses on the internal assessment and management of certain categories of risk that Merrill Lynch faces in the conduct of a segment of its business rather than any adverse affect on the public at large, and is not the sort of proposal intended to be covered by the significant policy issue exception.

For the foregoing reasons, we believe that the Proposal is excludable from the 2008 Proxy Materials under Rule 14a-8(i)(7) because it deals with matters relating to Merrill Lynch's ordinary business operations – namely, the conduct of Merrill Lynch's risk management program and the evaluation of Merrill Lynch's exposure to certain types of structured financial products – and does not fall within the scope of the significant social policy exception that has sometimes been applied to the ordinary business exclusion.

The Proposal Has Already Been Substantially Implemented by Merrill Lynch

Rule 14a-8(i)(10) provides that a company may omit a shareholder proposal from its proxy materials "if the company has already substantially implemented the proposal." In Texaco, Inc. (available March 28, 1991), the Staff stated further that "a determination that the company has substantially implemented the proposal depends on whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal."

As noted above, as part of its ordinary business operations, Merrill Lynch already provides detailed information about both its risk management policy and its risk exposure in connection with structured products in its quarterly and annual reports filed with the Commission pursuant to the Exchange Act. In its periodic reports pursuant to the Exchange Act, the Company provides extensive and detailed disclosure about its approach to risk management in general and with respect to structured financial products in particular as well as the nature and extent of its off-balance sheet arrangements, including, but not limited to: (i) the amount of cash inflows from securitizations, (ii) the amount of subprime residential mortgage-related and ABS CDO positions, (iii) sensitivity analyses with respect to securitizations in which Merrill Lynch retains interests and the assumptions related thereto, (iv) the amount of delinquencies of securitized financial assets held in special purpose entities in which Merrill Lynch holds retained interests and (v) descriptions and quantifications of Merrill Lynch's involvement in variable interest entities. See, e.g., the sections of Merrill Lynch's Form 10-Q for the quarter ended September 28, 2007 entitled "Note 3. Fair Value of Financial Instruments", "Note 6. Securitization Transactions and Transactions with Special Purposes Entities ("SPEs")", "Note 12. Commitments, Contingencies and Guarantees", "Off Balance Sheet Arrangements" and "Risk Management" on pages 26 – 34, 36 – 42 , 52 – 53, 89 and 99 – 109 thereof, and the sections of Merrill Lynch's Form 10-K for the year ended December 29, 2006 entitled "Off Balance Sheet Arrangements", "Risk Management" and "Note 7. Securitization Transactions and Transactions with Special Purposes Entities ("SPEs")" on pages 43, 50 – 59 and 99 – 102. These reports are publicly available on the Commission's website and the Company's website.

For the foregoing reasons, we believe that the Proposal is excludable under Rule 14a-8(i)(10) because it has already been substantially implemented. Specifically, the type of information that the Proposal requests be provided on Merrill Lynch's website is already disclosed in Merrill Lynch's periodic reports pursuant to the Exchange Act which are available on Merrill Lynch's website.

The Proposal and the Supporting Statement Contains Vague and Indefinite Statements that are Materially False or Misleading

Rule 14a-8(i)(3) permits a company to omit a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which provides that no solicitation may be made "by means of any proxy statement . . . containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading."

December 20, 2007

In Staff Legal Bulletin No. 14B (CF), released September 15, 2004 ("SLB 14B"), the Staff stated that:

> "reliance on Rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where . . . the company demonstrates objectively that a factual statement is materially false or misleading [or] the resolution contained in the proposal is so inherently vague or misleading or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

No-action letters issued after SLB 14B provide further guidance as to the application of the Staff's position reflected in SLB 14B. These no-action letters establish that shareholder proposals that (i) leave key terms and/or phrases undefined, or (ii) are so vague in their intent generally that they are subject to multiple interpretations, should be excluded because any action ultimately taken by the company upon implementation could be significantly different from the actions envisioned by the shareholders voting on the proposal. In other words, a proposal that requires that highly subjective determinations be made with respect to either the meaning of key terms and/or phrases, or the intent of the proposal generally, without guidance provided in the proposal itself, could be subject to differing interpretations of shareholders voting on the proposal and the company implementing the proposal, and may be excluded. See Wendy's International, Inc. (available February 24, 2006). See also Bristol-Myers Squibb Co. (available February 1, 1999). Implementing such an inherently vague and indefinite proposal would likely result in company action that is "significantly different from action envisioned by the shareholders voting on the proposal." See NYNEX Corporation (available January 12, 1990). See also Bank of America Corporation (available February 17, 2006); Proctor & Gamble Company (available October 25, 2002).

Applying the guidance provided in SLB 14B and the no-action letters referred to above, we believe that the Proposal may be excluded from the 2008 Proxy Materials under Rule 14a-8(i)(3) because of the vague, misleading and indefinite terms and statements included in the Proposal.

The Proposal uses the phrase "off balance sheet liabilities" without further describing what the phrase is intended to encompass. Shareholders could interpret the phrase to mean either liabilities of the Company moved "off balance sheet" or securities backed by other companies' "off balance sheet liabilities." Even the latter concept is not a single category given that Merrill Lynch is a broad-based financial services institution in which different business groups work with "off balance sheet liabilities" in different ways and thus manage risks differently. For example, the risk management policy for "off balance sheet liabilities" held for investment purposes might be different from the risk management policy for "off balance sheet liabilities" held for a short period of time in the context of a distribution to other investors.

Furthermore, the Proposal uses the term "structured securities" without any specific indication of what the term is intended to mean, and appears to assume that "structured securities" necessarily give rise to "off balance sheet liabilities". The term "structured securities" encompasses a wide variety of instruments, including those that are reflected on our balance sheet (such as structured notes that are linked to specified indices) as well as those that are not, in accordance with generally accepted accounting principles, reflected on our balance sheet.

As a result of these vagaries, in order to implement the Proposal, Merrill Lynch would have to make subjective determinations about the meaning of key terms and phrases. Accordingly, we believe that the Proposal is excludable under Rule 14a-8(i)(3) because the Proposal is inherently vague, misleading and indefinite. Therefore, the Proposal, which would require detailed and extensive editing in order to bring it into compliance with the proxy rules, may be excluded in its entirety pursuant to Rule 14a-8(i)(3). See Staff Legal Bulletin No. 14 (CF), released July 13, 2001.

Conclusion

Based on the foregoing, Merrill Lynch intends to omit the Proposal from the 2008 Proxy Materials for the 2008 Annual Meeting. We respectfully request that the Staff confirm that the Proposal may be omitted from such proxy materials.

Should you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at (212) 848-7257. Thank you for your attention to this matter.

December 20, 2007

Pursuant to Rule 14a-8(j), we are enclosing herewith six copies of this letter and the attachments hereto (including the Proposal), and a copy of this letter, with attachments, is being sent simultaneously to SCSE as notification of Merrill Lynch's intention to omit the Proposal from its 2008 Proxy Materials. Merrill Lynch expects to file its definitive proxy materials with the Commission on or about March 14, 2008. Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 days before Merrill Lynch files its definitive 2008 Proxy Materials. Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope.

Very truly yours,

Christa A. D'Alimonte

Christa A. D'Alimonte

Attachment

cc w/ att: Sister Barbara Aires, Sisters of Charity of Saint Elizabeth
Richard Alsop, Merrill Lynch & Co., Inc.
John J. Madden, Shearman & Sterling LLP

Exhibit 1

THE SISTERS OF CHARITY
OF SAINT ELIZABETH

NOV 14 07

November 9, 2007

Mr. Alberto Cribiore
Interim Chairman
Merrill Lynch & Co.
222 Broadway – 17th Floor
New York, NY 10038-2510

Dear Mr. Cribiore,

The Sisters of Charity of Saint Elizabeth are concerned about the current fiscal crisis, its effect on world-wide communities and our Company's transparency with respect to this concern. Therefore, the Sisters of Charity of Saint Elizabeth request the Board of Directors to provide a Report to shareholders about policies that are in place for its off balance sheet exposures as described in the attached proposal.

The Sisters of Charity of Saint Elizabeth are beneficial owners of 200 shares of stock. Under separate cover, you will receive proof of ownership. We will retain shares through the annual meeting.

I have been authorized to notify you of our intention to co-sponsor, this resolution with the Oblates of Mary Immaculate, for consideration by the stockholders at the next annual meeting and I hereby submit it for inclusion in the proxy statement, in accordance with rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934.

If you should, for any reason, desire to oppose the adoption of this proposal by the stockholders, please include in the corporation's proxy material the attached statement of the security holder, submitted in support of this proposal, as required by the aforesaid rules and regulations.

Sincerely,

Sister Barbara Aires, SC
Coordinator of Corporate Responsibility

Enc
SBA/an

973.290.5402
973.290.5441
P.O. BOX 476
CONVENT STATION
NEW JERSEY
07961-0476

BAIRES@SCNJ.ORG

Disclosure of off balance sheet liabilities and exposure

Oct 26th 2007

Whereas the absence of reliable information about the many complex off-balance sheet instruments that are held in the portfolios of large financial institutions increases panic type behavior during times of crisis, a problem that the new accounting rules, which were put in place after the collapse of Enron, were intended to address but have not;

Whereas according to David Dodge, Governor of the Bank of Canada "credit conditions were eased by increased securitization and movement of financial risk off the balance sheets" and now this cure is a significant source of the current crisis

Whereas according the Financial Times "the toll of big bank losses from the credit [current] squeeze topped $180 billion",

Whereas "history shows that panicky conditions end when information improves. Markets would stabilize when banks, hedge funds and other institutional investors start disclosing more about their holdings of questionable assets". (Henry T. Azzman, CEO of Middle East & North Africa/Deutsche Bank)

Whereas the IMF, in its September 2007, 'Global Financial Stability Report' stated that "Financial institutions could be more transparent and disclose to investors and counterparties how their market risk management systems would react and could be managed in a stressed environment."

Whereas the instability triggered in the financial markets by the subprime lending problem is prompting calls by regulators and others to update regulations dealing with innovations in the mortgage business and the broader financial markets.

Whereas even Federal regulators have been unable to obtain needed information about off-balance sheet exposures. Treasury Secretary Paulson stated: "The regulators didn't have clear enough visibility with what was going on in terms of these off-balance-sheet SIV's. [Structured Investment Vehicles]";

Whereas Merrill Lynch & Co. disclosed in October 2007 that credit and mortgage woes had caused it to post a third-quarter loss, and that it had taken $7.9 billion in write downs as a result of its sub-prime mortgage investments

Whereas the nearly $8 billion in write downs essentially erases most of Merrill Lynch's net income earned during the prior 12 months,

Whereas Merrill Lynch still has $15 billion of investments on its books that are backed by mortgage debt in the United States and that any future losses on these investments are likely to result from marking down the value of complex instruments known as collateralized debt obligations, (CDOs), and from declines in subprime mortgages

Whereas as a result of these writes downs, bond rating agencies lowed the rating on ML debt and a number of stock analysts downgraded the stock.

Therefore be it resolved that the shareholders request the company to disclose on its website (omitting proprietary information and at a reasonable cost) quarterly, collateral and other credit risk management policy for off balance sheet liabilities and exposure in the following areas:

- Structured Investment Vehicles;
- Structured securities
- Conduits;

Ashfield
CAPITAL PARTNERS

750 Battery Street, Suite 600
San Francisco, CA 94111

MAIN 415 391-4747
FAX 415 391-1234
www.ashfield.com

NOV 19 2007

November 13, 2007

Mr. Alberto Cribiore
Interim Chairman
Merrill Lynch & Co.
222 Broadway, 17th Floor
New York, NY 10038

RE: The Sisters of Charity of Saint Elizabeth

Dear Mr. Cribiore,

This letter along with the enclosed asset detail shall serve as proof of beneficial ownership of 1,400 shares of Merrill Lynch for The Sisters of Charity of Saint Elizabeth. These shares will be retained through the annual meeting.

Please feel free to contact me should you need anything further.

Sincerely,

Kelli K. Hill
Portfolio Manager
Ashfield Capital Partners, LLC
415.391.4747

Cc Sister Barbara Aires

TRANSACTION AUDIT

FROM: / / THRU: 11/13/07

```
REF # ACCINO T TRANS DESCRIPTION            SHARES SYMBOL    TRADE DT CXL C P STLMT DT   UNIT-PRICE           NET      COMMISSION
      SHORT NAME        CAT  IA  PM   PA CNTY  E                                           BROKER                     INTEREST  BROKER#    COST
===== ======== ===================== ============== ========= ======== === = = ======== ============ ============== ============== ======= ==========
S012D S070      BUY                      1,400.000 MER       03/08/07 ADV U  03/13/07    84.218100    117,947.34          42.00 JCTDSD
      SISTERS - CHARITY FE       KH   YA US    1    MERRILL LYNCH & CO INC          JEFFERIES & CO., INC.                          JCTDSD
                                                    OFFSET:$0815384T COMM ALLOC:
S032D S070      BUY                      1,400.000 MER       03/08/07     A  03/13/07    84.120500    117,810.70          42.00 JCTDSD
      SISTERS - CHARITY FE       KH   YA US    1    MERRILL LYNCH & CO INC          JEFFERIES & CO., INC.                          JCTDSD
                                                    OFFSET:$0815384T COMM ALLOC:
$I2ZC S070      DIVIDEND INCOME                    MER       05/23/07     C                                  490.00
      SISTERS - CHARITY FE       KH   YA US         MERRILL LYNCH & CO INC
                                                    OFFSET:$0815384T COMM ALLOC:
$IDYE S070      DIVIDEND INCOME                    MER       08/22/07     C                                  490.00
      SISTERS - CHARITY FE       KH   YA US         MERRILL LYNCH & CO INC
                                                    OFFSET:$0815384T COMM ALLOC:

TOTAL                                     1400.000                                                   118,790.70          42.00
```

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

February 17, 2008

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Will Hines, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Via fax 202-772-9201

Re: Shareholder Proposal submitted to Merrill Lynch & Co., Inc.

Dear Sir/Madam:

I have been asked by the Missionary Oblates of Mary Immaculate and the Sisters of Charity of St. Elizabeth (hereinafter collectively referred to as the "Proponents"), each of which is a beneficial owner of shares of common stock of Merrill Lynch & Co., Inc. (hereinafter referred to either as "ML" or the Company"), and who have jointly submitted a shareholder proposal to ML, to respond to the letter dated December 20, 2007, sent to the Securities & Exchange Commission by Shearman & Sterling LLP on behalf of the Company, in which ML contends that the Proponents' shareholder proposal may be excluded from the Company's year 2008 proxy statement by virtue of Rules a4a-8(i)(3), 14a-8(i)(7) and 14a-8(i)(10).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in ML's year 2008 proxy statement and that it is not excludable by virtue of any of the cited rules.

The Proponents' shareholder proposal requests ML to disclose periodically its "collateral and other credit risk management policies" for off balance sheet liabilities and exposure" for "Structured Investment Vehicles", "Structured Securities" and "Conduits".

BACKGROUND

It is unnecessary to rehearse the credit crunch that has resulted from the sub-prime mortgage crisis. Suffice it to say that at the core of the problem has been the various bank and investment bank created off balance sheet investment vehicles that have been created in abundance in recent years to hold, among other assets, CMOs (containing many, or mostly, sub prime mortgages) and credit swaps (usually based on these types of CMOs). Since the underlying assets of these vehicles are themselves opaque, these off balance sheet entities themselves have been, to say the least, opaque.

This lack of disclosure has been widely decried. For example, the *Financial Times* of January 26/27, 2008, (all *Financial Times* dates refer to the US edition) stated, with respect to the underlying assets of these off balance sheet entities:

> Banks that produce complex and illiquid derivative products that have been at the heart of the credit squeeze might be forced to provide more information about their products on public stock exchanges.
>
> Leaders of NYSE Euronext, the US-European exchange group, said yesterday that global regulators were considering telling banks they must disclose basic data about such contracts, many of which have fallen sharply after the US subprime housing crisis.
>
> The move would be a first step towards increasing disclosure on one of the most illiquid and little-understood areas of modern financial markets. The rapid growth of the credit derivative markets, and the lack of information about many contracts, has exacerbated the loss of investor confidence in debt markets.
>
> Duncan Niederauer, chief executive of NYSE Euronext, told a media briefing in Davos that the exchange had been approached by global regulators asking whether it and other stock exchanges could become clearing houses for information on over-the-counter contracts such as collateralised debt obligations and credit default swaps.
>
> "There is a severe lack of transparency in some of these instruments. You cannot punch a screen and say: 'What is the quote for this exotic piece of paper?' I would think a natural first step might be to, say, turn us into a quoting and reporting facility," he said.
>
> European securities regulators and the Securities and Exchange Commission in the US are reviewing the steps needed to prevent a recurrence of

the credit crisis of the past few months. One of the biggest shocks was the rapid loss of confidence in complex instruments that were sold by banks to handfuls of investors.

Jean-François Théodore, NYSE Euronext deputy chief executive, said banks might initially be asked to provide some data about securities and disclose the price of transactions.

"They [regulators] want to oblige the person who creates the piece of paper to do a little more than absolutely nothing," he said.

Even if regulators tell banks that they must disclose data on OTC contracts, they may prefer to do so through their own trade reporting platforms rather than public stock exchanges, with which they compete for equity trades.

Similarly, *The New York Times* of January 27, 2008 (Financial Section) quoted the economist Henry Kaufman as indicating that the current credit problems are much more severe than other credit crunches of recent memory:

> In the latter part of the 1970s and early 80s we had the problems of Brazil, Argentina, Mexico not paying their debts. Those were kind of nice, isolated items and could be clearly defined. They weren't as opaque and they weren't as heterogeneous as the problems in the credit market now.

One reason why the crisis is so severe is uncertainty concerning counter-party risk. The *Wall Street Journal* published, on January 18, 2008, a first page article entitled "Growing Default Fears Unnerve U.S. Markets", which, *inter alia*, described many interest swaps as the equivalent of naked short sales:

> The turmoil on Wall Street is beginning to rock a foundation of the financial system: the ability of institutions to make good on their many trades with one another. . . .
>
> At the center of these concerns is a vast, barely regulated market in which banks, hedge funds and others trade insurance against debt defaults. This isn't like life insurance or homeowners' insurance, which states regulate closely. It consists of financial contracts called credit-default swaps, in which one party, for a price, assumes the risk that a bond or loan will go bad. This market is vast: about $45 trillion, a number comparable to all of the deposits in banks around the world. [An op ed by Wolfgang Munchau in the *Financial Times* of January 14, 2008, states that this $45 trillion market is "not an easy figure to imagine. It is more than three times the annual gross domestic product of the U.S."]

Not everyone who buys one of these contracts has bonds to insure; because the value of an insurance contract rises or falls with perceptions of risk, some players buy them just to speculate. In much the way gamblers make side bets on football games, a financial institution, hedge fund or other player can make unlimited bets on whether corporate loans or mortgage-backed securities will either strengthen or go sour.

If they default, everyone is supposed to settle up with each other, the way gamblers settle up with their bookies after a game. Even if there isn't a default, if the market value of the debt changes, parties in a swap may be required to make large payments to each other.

This being Wall Street, the investors often use heavy borrowing to magnify their wagers.

The article went on to state:

With many bond values falling and defaults rising, especially in the mortgage arena, some institutions involved in these trades are weakened. This has investors and regulators worried that, through such swaps, some market players could spread their own problems to the wider financial system.

"You are essentially counting on the reliability of strangers" to pay up on their contracts, notes Warren Buffett, the Omaha billionaire. In some cases, he says, market players can't determine whether their trading partners have the ability to pay in times of severe market stress.

The issue is raising broader concern among regulators and investors over what Wall Street calls "counterparty risk," the danger that one party in a trade can't pay its losses. A recent survey by Greenwich Associates found that 26% of investors were worried about counterparty risk, nearly double those who said so in a poll last March.

Federal Reserve Chairman Ben Bernanke, testifying before Congress yesterday, noted that "market participants still express considerable uncertainty about the appropriate valuation of complex financial assets and about the extent of additional losses that may be disclosed in the future." He said bad financial news has the potential to limit the amount of credit available to households and businesses. . . .

This isn't the first time the financial world has shuddered at counterparty risk. In the spring of 2005, the downgrading of General Motors Corp. and Ford Motor Co. bonds to "junk" status led to losses for hedge funds that had bought exposure to these bonds through credit-default swaps.

A far bigger problem came in 1998, when the big hedge fund Long Term Capital Management nearly collapsed. Regulators scrambled to arrange an industry bailout, fearing broad damage to the world financial system if LTCM couldn't make good on billions of dollars of trades with others.

The LTCM crisis involved just one fund, enabling regulators to track its scope quickly. It's possible that as in the LTCM and auto-bond instances, the markets will soon stabilize without further trouble. But the landscape today is more complex. Traders increasingly sell their credit-risk commitments to other investors in multiple layers, making it difficult to know where the risk ultimately resides. . . .

The market for swaps has grown fivefold just since 2004. It has no publicly posted prices; the contracts are sold privately among dealers. The market began 12 years ago with insurance against defaults on corporate bonds, expanding in 2005 to mortgage securities. . . .

Bill Gross, chief investment officer at Allianz SE's Pacific Investment Management Co, or Pimco, recently told investors that if defaults in investment-grade and junk corporate bonds this year approach historical norms of 1.25% (versus a mere 0.5% in 2007), sellers of default insurance on such bonds could face losses of $250 billion on the contracts. That, he said, would equal the losses some expect in the subprime-mortgage arena.

With no central trade processing of credit-default swaps, defining trading-partner risks can be a Herculean task. Mr. Buffett learned the difficulty of unraveling such complex instruments in 2002 when he directed General Re Corp., a reinsurer that had been acquired by his Berkshire Hathaway Inc., to pull back from the business of these swaps and other derivatives. It took General Re four years to whittle the business from 23,218 contracts to 197 by the end of 2006.

Doing so involved tracking down hundreds of counterparties to General Re's trades, many of which Mr. Buffett and his colleagues had never heard of, he says, including a bank in Finland and a small loan company in Japan, to name just two. One contract, Mr. Buffett says, was designed to run for 100 years. "We lost over $400 million on contracts that were supposedly" safe and properly priced, "and we did it in a leisurely way in a benign market," Mr. Buffett says. "If we had to unwind it in one month, who knows what would have happened?"

Bill Gross, "manager of the world's largest bond fund at Pimco" and the bond world's equivalent to Warren Buffet in the stock world, was quoted in the *Financial Times* of January 11, 2008:

So when Bill Gross, manager of the world's largest bond fund at Pimco, warned this week the CDS world could create new systemic risks, investors were understandably concerned.

Mr Gross pointed out that in recent years credit derivatives had been heavily used by the so-called shadow banking system - or the assortment of thinly capitalised, off balance sheet vehicles that have been created by banks this decade. These entities might struggle to meet their obligations if derivative contracts are triggered, creating so-called counterparty risk for those expecting to be paid.

"The conduits that hold CDS contracts are, in effect, non-regulated banks," says Mr Gross. "[There are] no requirements to hold reserves against a significant 'black swan' run that might break them."

The lack of transparency with respect to the types of off balance sheet vehicles that are the subject of the Proponents' shareholder proposal was discussed in the "Lex Column" of the *Financial Times* on January 10, 2008:

The idea that accounts represent the truth would amuse many seasoned investors. Still, even fanatical annual report readers would have struggled to predict banks' exposure to financial detritus such as structured investment vehicles, collateralised debt obligations and conduits. Citigroup estimates European banks could see €450bn worth of "involuntary" growth in assets as off-balance sheet activity is consolidated in their accounts.

The International Accounting Standards Board, with the blessing of US standard setters, is considering how better to capture off-balance sheet activity. One idea is to publish a "parallel balance sheet" in the form of a footnote. This would detail exposure to unconsolidated vehicles, along with a sensitivity analysis. There are some good arguments for this. Capital adequacy rules, unlike accounts, often define assets taking into account contingent commitments to extend loans to customers.

Similarly, according to the *Financial Times* (January 17, 2008):

Josef Ackermann, chief executive of Deutsche Bank, has called for a thorough overhaul of the operations of investment banks and regulators to combat a widespread loss of investor confidence in complex finance.

Banks needed to find ways of making complex structured products, such as mortgage securities, far more transparent, thus reducing investors' dependency on credit ratings, Mr Ackermann said.

"Improved transparency is decisive, including disclosure of off-balance-sheet exposures, such as structured investment vehicles," Mr Ackermann said in a private speech to the London School of Economics this week. Deutsche Bank is now circulating the speech to key clients and regulators.

Regulators had to shift from their emphasis on regulatory capital issues to a more "holistic" approach that also monitored banks' liquidity positions.

"In the early 1930s, the SEC restored confidence in markets by providing transparency on share prices ... sound pricing infrastructure needs to be developed [for complex] new products," said Mr Ackermann.

The comments are some of the most outspoken calls for reform made by a senior banker. But Mr Ackermann's remarks reflect an intensifying debate behind the scenes between policymakers and bankers about how best to respond to the credit squeeze.

These discussions are likely to intensify next week when regulators, bankers and world leaders gather for the World Economic Forum in Davos, not least because central bankers and regulators are expected to issue calls for policy reform in the spring.

Some Wall Street and City bankers fear the mounting toll of losses linked to subprime-linked securities and other debt will soon prompt US politicians and regulators to clamp down on complex finance.

However, bankers such as Mr Ackermann hope this can be avoided if the industry is seen to reform itself.

As noted above, SIVs and other structures products often contain not only CMOs, but also credit default swaps. Also as noted above, the notional value of credit default swaps exceed $45,000,000,000 and are often 'bets" like naked short sales because, instead of being used to hedge actual investments in the underlying bonds, they are simply bets on whether the underlying bonds will default. In an article ("Arcane Market Is Next to Face Big Credit Test Amid Economic Downturn") that appears on page one of today's (February 17, 2008) *The New York Times*, it is stated that these $45 billion of swaps "insure" an underlying $5.7 billion of actual bonds. In other words that, in return for premium payments, "investors" have insured each dollar of actual indebtedness for about eight dollars. The consequences are that, on average, if an insured bond defaults, the various "insurers" will have to pay eight dollars to the speculators that have bought the insurance against default. This, of course, introduces tremendous leverage into each default, with the potentiality of truly roiling the system. Excerpts for *The New York Times* article follow:

> Few Americans have heard of credit default swaps, arcane financial instruments invented by Wall Street about a decade ago. But if the economy keeps slowing, credit default swaps, like subprime mortgages, may become a household term. . . .

The market for these securities is enormous. Since 2000, it has ballooned from $900 billion to more than $45.5 trillion — roughly twice the size of the entire United States stock market.

No one knows how troubled the credit swaps market is, because, like the now-distressed market for subprime mortgage securities, it is unregulated. But because swaps have proliferated so rapidly, experts say that a hiccup in this market could set off a chain reaction of losses at financial institutions, making it even harder for borrowers to get loans that grease economic activity. . . .

And last week, the American International Group said that it had incorrectly valued some of the swaps it had written and that sharp declines in some of these instruments had translated to $3.6 billion more in losses than the company had previously estimated. Its stock dropped 12 percent on the news but edged up in the days after.

The article then noted that institutions frequently had difficulty determining who their counterparty was, both because of frequent "fails" in settlement (up to 13-14%) and because the contracts were often assigned to unknown parties who might not only be unknown, but also represent a much higher level of counter-party risk. The article goes on:

> "This is just a giant insurance industry that is underregulated and not very well reserved for and does not have very good standards as a result," said Michael A. J. Farrell, chief executive of Annaly Capital Management in New York. "I think unregulated markets that overshadow, in terms of size, the regulated ones are a real question mark." . . .
>
> [Few defaults in recent years and the entry of speculators] have resulted in a market of credit swaps that now far exceeds the face value of corporate bonds underlying it. Commercial banks are among the biggest participants — at the end of the third quarter of 2007, the top 25 banks held credit default swaps, both as insurers and insured, worth $14 trillion, the currency office said, up $2 trillion from the previous quarter.
>
> JPMorgan Chase, with $7.8 trillion, is the largest player; Citibank and Bank of America are behind it with $3 trillion and $1.6 trillion respectively. . . .

"The theme had been that derivatives are an instrument that helps diversify risk and stabilize risk-taking," said Henry Kaufman, the economist at Henry Kaufman & Company in New York and an authority on the ways of Wall Street. "My own view of that has always been highly questionable — those instruments also encourage significant risk-taking and looking at risk modestly rather than incisively." . . .

But 16 percent [of credit swaps] were created to protect holders of collateralized debt obligations, complex pools of bonds that have recently experienced problems because of mortgage holdings. . . .

But one of the challenges facing participants in the credit default swap market is that the market value amount of the contracts outstanding far exceeds the $5.7 trillion of the corporate bonds whose defaults the swaps were created to protect against.

The Proponents' shareholder proposal is a response to the call of Mr. Ackermann of Deutsche Bank, for the industry to reform itself.

The current credit crisis has hit ML, the largest securitizer of mortgages, especially hard:

•On October 5, 2007, ML announced that it would be reporting a third quarter write down of $4,500,000,000 with respect to CDOs and other mortgage securities.

•Less than three weeks later, ML said that the write down actually would be almost $3,500,000,000 higher than that, some $7,900,000,000. According to an article in the *Financial Times* of November 5, 2007, this increase in just three weeks represented "a 'staggering' multi-billion dollar gap, as Standard and Poor's, the U.S. credit rating agency, observed".

•In that article, the *Financial Times* also reported that following their perusal of the revised figures, some "financial analysts . . . came to the conclusion that the US bank could be forced to make $4bn more write-offs in the coming months". Boy, were they wrong! By about $10 billion.

•In January, 2008, ML announced an additional write down for the fourth quarter of $14,600,000,000. This consisted of "$11.5 billion related to U.S. ABS CDOs and sub-prime residential mortgages and $3.1 billion of credit valuation adjustments related to the firm's hedges with financial guarantors" (i.e. swaps), of which $2.6 billion related to U.S. super senior ABS CDOs".

•The total mortgage related write downs in the second half of 2007 therefore totaled $22,500,000,000 (or almost 15% of the total losses by *all* savings and loan associations in the S&L crisis of 1986-1995 according to figures published in *The Wall Street Journal* of January 16, 2008). This is the largest loss from the current crisis reported thus far by any financial firm

The Proponents believe that the inability of either ML itself or the security analysts to gauge with any degree of accuracy the scope of the problem is an indication that there is a lack of transparency in reporting off-balance sheet exposures (and probably a corresponding lack of internal controls relating to these issues). The Proponents' shareholder proposal is an attempt to increase transparency. In this connection, we note that in *The Wall Street Journal*'s "Financial Insight" column of November 3, 2007, it was suggested, in an article saying that additional write downs were being predicted at ML, that if the banks were to "set out in more detail the exposures they are struggling to value, it would reduce the uncertainty of what is out there. It wouldn't necessarily mean that securities could be valued definitively, but at least investors would be able to assess the holdings, and discover which firms were using more or less conservative valuation assumptions."

As a result of the huge losses, ML has been forced to raise some $12,800,000,000 in additional equity capital (mostly from foreign governmental agencies) via sales of private placement common and preferred stock.

RULE 14a-8(i)(10)

According to the Providence (R.I.) Journal of February 14, 2008,, Senator Jack Reed, who chairs the US Senate Committee on Banking's subcommittee on Securities, has called on the FASB to revise its Financial Accounting Standard 140 and its Interpretation 46R of that Standard because the result of the present accounting rules has been that there has been insufficient disclosure on how off balance sheet entities may have on registrant's liquidity, cash flows and income. The article states:

> U.S. Sen. **Jack Reed,** citing concern that banks may have used lax standards to hide potential losses on mortgage-backed securities, asked the Financial Accounting Standards Board what it's doing to stiffen rules. Reed asked **FASB** Chairman Robert Herz whether the panel is moving to ensure that companies disclose the effect that off-balance-sheet entities have on "liquidity, cash flows and income," according to a letter released by Reed's office. Current rules on vehicles that package mortgages into bonds have "have fallen short of what investors need," Reed said. The Sarbanes-Oxley Act was to rein in off-balance-sheet transactions after Enron Corp. used them to hide debt from shareholders,

but the collapse of the **subprime** market raises concerns that the rules didn't go far enough, he said. "After the decline in investor confidence brought on by first Enron and then other corporate scandals, and now the **subprime**-related issues, further disruption of the markets caused by a lack of transparency" is unacceptable, Reed, chairman of the Senate subcommittee on securities, insurance and investment, said in his letter.

Although the Proponents agree that the accounting rules are presently insufficient to provide investors with adequate information about off balance vehicles, their proposal does not directly address that issue. Instead, they are asking ML to describe the policies that it presently applies with respect to these vehicles.

We are therefore more than a little perplexed by ML's contention that it has already disclosed the information requested in the Proponents' shareholder proposal. On page 7, first full paragraph of its letter, the Company describes five types of information, labeled (i) to (v), that it supplies and points out where in its most recent, but unattached, 10-K and 10-Q *those five bits of information* concerning off balance sheet vehicles may be found. The fatal problem with its argument, however, is that the Proponents' shareholder proposal does not request any of the information made available in items (i) thru (v). Instead, the Proponents have requested the Company to provide information on its policies. They have not requested any statistical information of the types described in items (i) thru (v).

In any event, it is almost impossible to decode which parts of its 10-K and 10-Q ML believes is responsive to the Proponents' shareholder proposal. For example, Footnote 3 (cited by the Company as prime evidence that it has already satisfied the request made in the Proponents' proposal) to the 10-Q Financials deals is entitled "Fair Value of Financial Instruments". It is found on pages 26-34 (nine pages) and contains many other matters in addition to the portions dealing with mortgage related securities. Even within the three pages that pertain to mortgage related securities, it is well nigh impossible to know which statistics the Company believes are responsive to the Proponents' proposal. For example, it is impossible to know which, if any, of the statistics presented, even if statistics had been requested, pertains to conduits and off balance other sheet vehicles rather than to securities held on the Company's balance sheet. Indeed, 100% of Footnote 3 appears to relate to mortgage related securities (or to mortgages held in the Company's mortgage "warehouse facility") held on the Company's balance sheet. In contrast, the Proponents' shareholder proposal deals only with off balance sheet vehicles. Furthermore, the Proponents' proposal requests a description of policy, not statistics.

Similarly, Footnote 6 ("Securitization Transactions and Transactions with Special Purpose Entities ("SPEs")) deals not only with mortgage related securities, but also with municipal bonds etc. More telling, the descriptions appear, once again, to relate virtually exclusively to on-balance sheet items, not off-balance sheet items. See, for example, in the first sub-section entitled "Securitizations", the discussion, on the bottom of page 36 thru page 38, of retained interests (know in past sub-prime valuation crises as "toxic waste") and mortgages in "warehouse" that became impossible to sell after the current crisis hit. Similarly, the discussion in the next sub-section, of "Mortgage Servicing Rights", beginning on the bottom of page 38 thru the top of page 40, is wholly irrelevant to the Proponents' shareholder proposal. Apparently ML has decided to use the kitchen sink approach, throwing everything that it can find, no matter how irrelevant, at the problem hoping that something will somehow stick. Even when something that at first blush appears to be relevant to off-balance sheet vehicles is actually discussed, that discussion really has no bearing on what the Proponents' shareholder proposal has actually requested. Thus although the sub-section of Footnote 6 entitled "Variable Interest Entities", which comprises three of the seven pages of Footnote 6, might be expected to discuss off-balance sheet vehicles, it does not. Again, it discusses only on balance sheet matters. Indeed, it specifically states (end of first paragraph of the sub-section (on page 40):

> FIN 46R requires an entity to consolidate a VIE if that enterprise has a variable interest that will absorb a majority of the variability of the VIE's expected losses, receive a majority of the variability of the VIE's expected residual returns, or both. The entity required to consolidate a VIE is known as the primary beneficiary. A QSPE is a type of VIE that holds financial instruments and distributes cash flows to investors based on preset terms. QSPEs are commonly used in mortgage and other securitization transactions. In accordance with SFAS No. 140 and FIN 46R , Merrill Lynch does not consolidate QSPEs. *Information regarding QSPEs can be found in the Securitization section of this Note and the Guarantees section in Note 12 to the Condensed Consolidated Financial Statements.* (Emphasis supplied.)

However, as we have seen, the sub-section entitled "Securitization" contains no information about QSPEs, and indeed that term cannot be found in the "Securitization" sub-section. The only relevant sentence reads "For residential mortgage loan and other securitizations, the investors have no recourse against Merrill Lynch in the event of a borrower default", followed by a sentence referencing Footnote 12 to the Financials.

Once again, the kitchen sink, hoping that something will somehow stick. Nothing in Footnote 6 even discusses off-balance sheet entities, no less addresses the request made by the Proponents in their shareholder proposal.

Before going to Footnote 12, however, the Company has cited two portions of its MD&A discussion (although not so designated by ML's letter). The first, entitled "Off Balance Sheet Arrangements" is found on page 89. That section appears to deal exclusively with matters other than QSPEs. And thus is wholly irrelevant to the Proponents' shareholder proposal. The Second is the MD&A section entitled "Risk Management (at pp.99-109). Other than two confessions (at page 99 and at page 100) to the effect that the Company's risk policies with respect to asset backed CDOs failed in the third quarter, the only even vaguely pertinent portion of "Risk Management" is but a single paragraph (page 106) out of the eleven pages in this segment. This single paragraph, entitled "Off Balance Sheet Financing", states that "[w]e fund selective assets via derivative contracts with third party structures [CDOs etc] that are not consolidated on our balance sheet". The only hard information provided is that, according to their "models"; which are not described, ML could be called upon in the future to fund these third party structures in amounts up to $20,000,000,000. We do not believe that this is responsive to the Proponents request for information about policy matters.

Finally, ML cites Footnote 12 to its Financials, and especially pages 52-53 thereof. Those pages constitute the portion of the Footnote that is entitled "Guarantees", and although much of the information provided pertains to on balance sheet matters, there are two paragraphs (bottom page 52 and third paragraph page 53) that actually discuss off balance sheet questions. The essence of the page 52 paragraph is that there are $76 billion of off-balance sheet CDO type assets that are funded primarily via special purpose vehicles and conduits, but that gain or loss would not be recorded at the time such assets might have to be taken on to the balance sheet since gain or loss are reflected as an interim matter on the balance sheet via derivative contracts (i.e. their present value is already reflected on the balance sheet, although there is the possibility of unspecified future losses). The paragraph on page 53 refers to (presumably additional) Conduits and states that in the third quarter ML had to pony up $6.8 billion to meet its obligations to these off balance sheet Conduits and that it is on the hook for another $4.8 billion as of the end of the third quarter. Although this paragraph provides valuable factual information about ML's off-balance sheet exposure, it is not responsive to the request by the Proponents for information about the policies that are used in this area.

In conclusion, a careful examination of all of the information that the Company claims is in the 10-Q reveals that almost all of it is irrelevant to off-balance sheet vehicles and what little there is that is relevant consists of a few bits of facts divorced from what the Proponents have requested, namely information about policies.

It is not necessary to examine in equal detail the pages cited in the 10-K since they would be equally subject to the same deficiencies, if not more so. For example, although the Company cites the ten page Risk Management section of the MD&A that is in its 10-K, the 10-K's discussion of risk management does ***not*** contain the paragraph that appears in the 10-Q entitled "Off Balance Sheet Financing" and which is the only part of the 10-Q's MD&A that actually discusses off balance sheet financing. Therefore the entire risk management section of the 10-K is totally irrelevant. (The kitchen sinks are really piling up.)

The Company has the burden or proving the applicability of Rule 14a-8(i)(10) to the Proponents' shareholder proposal. In this, it has woefully failed.

For the foregoing reasons, the Proponents' shareholder proposal is not excludable by virtue of Rule 14a-8(i)(10).

RULE 14a-8(i)(3)

It is passing strange that the Company believes that the phrase "off balance sheet liabilities" is so vague that shareholders and/or the Company would not know what it means since the Company uses that exact phrase in the very 10-Q that it has cited in connection with its Rule 14a-8(i)(10) argument. (See "Risk Management" in the MD&A). We find it hard to believe that anyone who has invested in ML would be unaware of the common financial term "off balance sheet". Nor do we believe, in light of the 500 word limitation of Rule 14a-8, that it would be reasonable to expect a shareholder proposal to contain a definition of the term. See the 286 word definition found at Item 303(a)(4) of Regulation S-X. Surely this is an area where common sense should prevail with respect to words and phrases in common parlance.

RULE 14a-8(i)(7)

We believe that the Proponents' shareholder proposal clearly raises an important policy matter so as to preclude the application of Rule 14a-8(i)(7). As briefly outlined in the "Background" section of this letter, the inadequacy of disclose is at the core of the current credit crunch. Since the Proponents' shareholder proposal is an attempt to get at one important aspect of that inadequate disclosure, their proposal is not subject to exclusion by virtue of Rule 14a-8(i)(7).

The no-action letters relied on by the Company, such as *Johnson Controls*, are readily distinguishable. In that case, the shareholder had requested that the registrant take "the necessary steps that Johnson Controls, Inc. specifically identify the true value of the Shareholders' equity when the goodwill is (as it is now) nearly as high as the shareholders' equity. This new disclosure could be discontinued when the Goodwill is reduced to a realist number ... say 10% of the shareholders' equity." Not surprisingly, the Staff determined that the proposal dealt with "the presentation of financial statements in reports to shareholders" and was therefore excludable under Rule 14a-8(i)(7). The Proponents' shareholder proposal, however, does not request any financial presentation, in the financial statements or otherwise.

The *Johnson Controls* no-action letter is also notable for an additional reason. In that letter the Staff announced a new policy with respect to shareholder proposals, stating that "we have determined that proposals requesting additional disclosures in Commission prescribed documents should not be omitted under the 'ordinary business' exclusion solely because they relate to the preparation and content of documents filed with or submitted to the Commission". Therefore, even if the Proponents' shareholder proposal were to be deemed to request that supplementary information be supplied in the 10-K or 10-Q, that would not, in and of itself, justify exclusion of the proposal under Rule 14a-8(i)(7).

Similar to the *Johnson Controls* letter, both the *Santa Fe Southern Pacific* letter and the *Conseco* letter involved a request that specific financial data be included in the financial statements of the registrant. As noted above in connection with the *Johnson Control* letter, the Proponents' shareholder proposal does not request any financial presentation, in the financial statements or otherwise. Furthermore, as noted in the Company's letter, the grounds for the Staff determination in *Santa Fe Southern Pacific* was that the request was to have the registrant "make financial disclosure not required by law". That ground, as noted above, is no loner operative, as it was subsequently explicitly discarded in the *Johnson Controls* letter.

The Company also argues that the Proponents' shareholder proposal involves the evaluation of risk. This is simply not so and the no-action letters cited by the Company are inapposite. The *J.P.Morgan* letter, for example, excluded a proposal that requested the registrant to "include a discussion of the risks of inflation and deflation" and the proposal was excluded on the ground that it related "to [the registrant's] ordinary business operations (i.e., evaluation of risk in reports to shareholders)." In contrast, the Proponents' shareholder proposal does not request an evaluation of risk, but rather than the Company disclose its existing policies. The *Dow* letter is also readily distinguishable on identical grounds. In both of those cases the proponent requested the Company to evaluate its own actions to see if they were creating a risk to the registrant. Thus, those letters bear no resemblance to the instant situation. The Proponents are not asking the Company to evaluate the risks inherent in SIVs, conduits or other structured investment vehicles. Instead, they are asking the Company to inform its shareholders of its existing risk management policies concerning these off balance sheet investment vehicles. The *Chubb* letter is at an even further remove from the Proponents requested actions. In *Chubb*, the proponent asked the registrant to provide "a comprehensive assessment of Chubb's strategies to address the impacts of climate change on its business". Again, since Chubb is in the business of evaluating what will be the impact on its insurance business of hurricanes, sea level changes etc, the Staff held that the matter was an ordinary business one. In the instant case the Proponents are not "reminding" ML that certain financial transactions are risky. Instead, they are asking the Company to reveal what policies it has adopted for certain types of controversial investments.

Finally, the *Westinghouse* letter (proper date is January 27, 1993), although it has the virtue of actually dealing with a financial matter, is clearly a situation where the proponent was attempting to micro-manage the registrant, as can be seen from the text of the proposal:

> THEREFORE BE IT REQUIRED that the shareholders request that by June 30, 1993, the WEC Board of Directors issue to shareholders a report covering WCC's operations during the period January 1, 1985, through December 31, 1991 (the Period). *The report should describe:*
>
> 1. All policies, guidelines and the like governing WCC's business practices that were forthcoming during the Period, in writing or otherwise, from the WEC and WCC Boards and from WEC officers.
>
> 2. All written policies, guidelines and the like or, in their absence, actual practices in effect during the Period that governed the purchase of securities and the making and servicing of loans, leases, standby credit guarantees and other

financial transactions or commitments, with particular attention to:

. The chain of approval for commitments, with dollar limits authorized for individual employees or groups. Cases where approval policies were waived or violated should be detailed.

. The credit standards that prevailed.

. How credit-worthiness was determined.

. The extent to which closing costs, loan fees, commissions, and the like were included in loans.

. How the type and amount of collateral was determined.

.How the amount, interest rate and repayment schedules of loans and credit guarantees were established.

3. The extent to which incentive payments or salary increases to employees of WCC or WEC were based on the dollar volume of investments or commitments.

In addition the report should include:

1. A list of persons who served as directors of WEC and WCC, with dates of service. Titles of Westinghouse employees should be included.

2. Dates of WCC Board meetings, with lists of directors present and absent.

3. All communications from WCC and WEC employees, consultants, and auditors directed to WEC and WCC Boards and officers during the Period that express concern about WCC's financial condition or prospects, with actions taken by Boards or officers in response.

4. Statements made to the media or the financial community by WEC or WCC employees that pertain to WCC's operations, policies and financial condition or prospects.

5. Actions taken by the WEC and WCC Boards and officers since December 31, 1990, to ensure that WCC's business practices are responsibly conducted.

The proposal in *Westinghouse* clearly involved micro-managing. The Proponents' shareholder proposal has no such infirmity since there are no operational details requested.

For the foregoing reasons, Rule 14a-8(i)(7) is inapplicable to the Proponents' shareholder proposal.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Christa A. D'Alimonte, Esq.
Rev Seamus Finn
Sister Barbara Aires
Nadira Narine
Laura Berry

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 19, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Merrill Lynch & Co., Inc.
Incoming letter dated December 20, 2007

The proposal requests the company disclose collateral and other credit risk management policy for off balance sheet liabilities and exposure in three areas specified in the proposal.

There appears to be some basis for your view that Merrill Lynch may exclude the proposal under rule 14a-8(i)(7), as relating to Merrill Lynch's ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if Merrill Lynch omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Merrill Lynch relies.

Sincerely,

Peggy Kim

Peggy Kim
Attorney-Adviser

END